ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

January 25, 2017

Nathan Briggs

T: 202-626-3909

F: 202-383-9308

Nathan.Briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Samantha Brutlag

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

  Responses to Comments on Post-Effective Amendment No. 101

Dear Ms. Brutlag,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 11, 2017 regarding Post-Effective Amendment No. 101 (the “Amendment”) to Artisan Partners Funds’ Registration Statement on Form N-1A. Artisan Partners Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on November 29, 2016 for the purpose of adding Advisor Shares as a new share class of Artisan Small Cap Fund (the “Fund”).

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

1.	Comment: If the fee waiver and expense reimbursement pursuant to the expense limitation agreement (“ELA”) does not result in lower total annual fund operating expenses, as the fee table suggests (i.e., it shows “0.00%” being waived or reimbursed), please remove that line item and the accompanying footnote from the expense table.

Response: The Fund respectfully declines to make the requested change. The Fund submits that, while Item 3 of Form N-1A generally requires the expense table to include data based on the most recently completed fiscal year, it permits the inclusion of expense waivers in the table if they will reduce expenses in the future.1 In support of this position, in its adopting release for the 2009 amendments to Form N-1A, the Commission stated that “purpose of the [expense limitation] line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”2

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3(e) to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table….”3 The final amendments to Form N-1A eliminated the requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table....” The Fund believes that the disclosures of the fee waiver and the expense reimbursement line item in the fee table and the applicable footnote are consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A.

2.	Comment: With respect to footnote 3 to the Annual Fund Operating Expenses table describing the ELA between the Fund and its investment adviser, Artisan Partners Limited Partnership (“Artisan Partners”), please confirm whether Acquired Fund Fees and Expenses (“AFFE”) are carved out of the expenses eligible to be reimbursed or waived under the ELA and, if so, please revise the footnote accordingly.

Response: The Fund confirms that AFFE are not subject to the contractual expense limitation under the ELA and the requested change has been made.

3.	Comment: Please disclose in footnote 3 who can terminate the expense limitation agreement and under what circumstances in accordance with Form N-1A.

Response: The Fund submits that the ELA provides for its continuation through January 31, 2018 unless it automatically terminates upon the termination of the Fund’s investment advisory agreement. Accordingly, no changes have been made in response to this Comment.

4.	Comment: Please confirm whether Artisan Partners can recoup any fees or expenses waived or reimbursed under the expense limitation arrangements with respect to the

1 Form N-1A Item 3, instruction 3(e).

2 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, Securities Act Rel. No. 8998, at Section III.A.3.d (Jan. 13, 2009).

3 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28064, Securities Act Rel. No. 8861 (Nov. 21, 2007).

Fund. If so, please disclose that Artisan Partners may not recoup such fees or expenses more than three years after the time such fees or expenses were waived.

Response: The Fund confirms that Artisan Partners has no contractual right to recoup fees or expenses that have been waived or reimbursed under its expense limitation arrangements with the Fund.

5.	Comment: Please remove the clause “, at which time Artisan Partners will determine whether to renew, revise or discontinue it” from footnote 3, as it may suggest that the ELA could be in effect for longer than the contractual termination date.

Response: The requested change has been made.

6.	Comment: With respect to the “Risks of Emphasizing a Region, Country, Sector or Industry” disclosure, please tailor this disclosure so that it more specifically relates to the Fund’s principal investment strategies. For example, does the risk relate to U.S. securities or is there a particular sector or industry in which this Fund will focus its investments?

Response: The Fund respectfully declines to make the requested change. “Risks of Emphasizing a Region, Country, Sector or Industry” is intended to describe the risk that the Fund may, from time to time, have greater exposure to a particular region, country, sector or industry and therefore may have greater exposure to the risks associated with such area of investment. However, the Fund does not have a principal investment strategy to focus its investments in any particular region, country, sector or industry.

7.	Comment: If the Fund considers “Investing in IPO Risks” to be a principal investment risk of the Fund, please disclose the related investment strategy as a principal investment strategy and include this as a principal investment risk in the summary prospectus. If not, please delete this risk as a principal investment risk from the statutory prospectus.

Response: The Fund respectfully declines to make the requested change. Although the Fund does not consider investments in initial public offerings to be a principal investment strategy of the Fund, it believes that it is important to note for shareholders that investments in initial public offerings could have a material effect on Fund performance and that such performance may not be sustainable.

* * * * *

Please do not hesitate to call me at 202-626-3909 if you have any questions or require additional information.

Regards,

/s/ Nathan D. Briggs

Nathan D. Briggs

CC:	Sarah A. Johnson

John M. Loder

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